EXHIBIT 10.1

[FARMER MAC LETTERHEAD]

May 18, 2018

Lowell L. Junkins
Acting President and Chief Executive Officer
Federal Agricultural Mortgage Corporation
1999 K Street, NW, 4th Floor
Washington, DC 20006
Dear Lowell:
The Board of Directors (the “Board”) of the Federal Agricultural Mortgage Corporation (“Farmer Mac”) appreciates your service as Acting President and Chief Executive Officer. This letter agreement specifies the terms of compensation during your continued service in that position, which terms were approved by the Board on May 2, 2018.
Effective May 1, 2018, you will receive a base salary of forty thousand dollars ($40,000) per month for your service in the role of Farmer Mac’s Acting President and Chief Executive Officer. You will continue to be paid that salary until the earlier of the date a new Chief Executive Officer has begun service at Farmer Mac or you cease to be employed by Farmer Mac. In recognition of your service in the role of Acting President and Chief Executive Officer since December 7, 2017 and based on the evaluation of your performance and accomplishments during that time, the Board’s Compensation Committee recommended, and the Board approved, a performance bonus of $160,000 that has already been paid to you in cash. You will also be eligible for a discretionary cash bonus at the conclusion of your service as Acting President and Chief Executive Officer, which will be determined by the Board’s Compensation Committee or the Board after evaluation of your performance during your entire time in that position.
While serving as Farmer Mac’s Acting President and Chief Executive Officer, you will remain ineligible for employee benefits and perquisites other than those where you are covered automatically and a waiver would be impractical. You will, however, continue to receive reimbursement of living and commuting expenses (including the use of a corporate apartment) under the arrangement currently in place as you work out of Farmer Mac’s Washington, DC office while maintaining your primary residence in Iowa.
You will not be eligible for grants of equity-based compensation in your capacity as Acting President and Chief Executive Officer, but you will continue to vest in the equity grants you previously received in your capacity as a director of Farmer Mac and will remain eligible for any new equity grants as a director. Any cash director fees payable during or with respect to the time you serve as Acting President and Chief Executive Officer will continue to be paid.

Lowell L. Junkins
May 18, 2018

Your employment with Farmer Mac will continue to be on an “at-will” basis, meaning that either you or Farmer Mac may terminate the employment relationship at any time, for any reason or no reason, and with or without notice. Nothing in this letter shall be construed as an agreement, either express or implied, to pay you compensation or grant you any benefit beyond the end of your employment with Farmer Mac, except for your continued eligibility for the post-employment discretionary bonus. All compensation paid to you is subject to any applicable tax or other required withholdings.
If this letter correctly sets forth your understanding of the terms under which your service as Acting President and Chief Executive Officer will continue, please sign the enclosed duplicate of this letter in the space provided below and return it to Stephen P. Mullery, Farmer Mac’s General Counsel.

On behalf of the Federal Agricultural Mortgage Corporation

/s/ Richard H. Davidson
Richard H. Davidson
Chairman, Compensation Committee

Agreed: /s/ Lowell L. Junkins Lowell L. Junkins Date: May 18, 2018